UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TERRA INDUSTRIES INC.

(Name of Subject Company (Issuer))

CF INDUSTRIES HOLDINGS, INC.

COMPOSITE ACQUISITION CORPORATION

(Name of Filing Persons (Offerors))

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

Douglas C. Barnard
Vice President, General Counsel, and Secretary
4 Parkway North, Suite 400
Deerfield, Illinois 60015
(847) 405-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,414,772,820	$94,900.57

(1)

Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 103,593,858 shares of Terra Industries Inc. common stock (the sum of (x) 102,131,215 shares of Terra Industries Inc. common stock outstanding and (y) 1,463,643 shares of Terra Industries common stock issuable upon the exercise of outstanding options, the vesting of restricted stock and the conversion of Terra Industries Inc. preferred stock (as reported in Terra Industries Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, Terra Industries Inc.’s Current Report on Form 8-K dated October 6, 2008, and Terra Industries Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007), less 1,000 shares of Terra Industries Inc. common stock owned by CF Composite, Inc., a wholly-owned subsidiary of CF Industries Holdings, Inc. and (ii) the average of the high and low sales prices of Terra Industries Inc. common stock as reported on the New York Stock Exchange on February 17, 2009 ($23.31).

(2)	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $94,900.57	Filing Party: CF Industries Holdings, Inc.
Form or Registration No.: Form S-4 (333-157462) and Schedule TO	Date Filed: February 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on February 23, 2009, as subsequently amended from time to time, by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), and Composite Acquisition Corporation, a Maryland corporation (“Composite”). This Schedule TO relates to the third party tender offer by CF Holdings, through Composite, to exchange each of the issued and outstanding shares of common stock, without par value of Terra Industries Inc., a Maryland corporation, for 0.4235 shares of common stock, par value $0.01 per share, of CF Holdings (together with the associated preferred stock purchase rights), upon the terms and conditions set forth in (1) the prospectus/offer to exchange, dated February 23, 2009 (the “Offer to Exchange”), which is set forth as Exhibit (a)(4) hereto and (2) the related Letter of Transmittal, which is set forth as Exhibit (a)(1)(A) hereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).  CF Holdings also filed a Registration Statement on Form S-4 on February 23, 2009, of which the Offer to Exchange forms a part.

ITEM 1 THROUGH 9, AND ITEM 11.

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or any other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference with respect to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

Item 5(b) of the Schedule TO is hereby amended and supplemented by adding the following:

On March 5, 2009, Terra filed a Solicitation/Recommendation Statement on Schedule 14D-9, or the “Schedule 14D-9,” with the SEC, reporting that Terra’s board of directors had unanimously determined to recommend that Terra’s stockholders reject our exchange offer and not tender their shares of Terra common stock to us.

On March 6, 2009, the CF Holdings board of directors held a meeting, together with management and representatives of its legal advisor Skadden, Arps, Slate, Meagher & Flom LLP and its financial advisors Morgan Stanley & Co. Incorporated and Rothschild Inc. to review and analyze the Agrium proposal and related strategic and financial considerations, including the impact of the proposal on CF Holdings’ ongoing strategic initiative to acquire Terra.  Following lengthy deliberations and a careful review of all aspects of the Agrium proposal with management and its legal and financial advisors, the CF Holdings board of directors concluded that the Agrium proposal was inadequate and not in the best interests of CF Holdings and its stockholders. In addition, the CF Holdings board of directors reaffirmed its intent to continue to pursue a business combination with Terra.

On the morning of March 9, 2009, Mr. Wilson sent a letter to the board of directors of Agrium rejecting the Agrium proposal.

Also on the morning of March 9, 2009, Mr. Wilson sent a letter to the board of directors of Terra reaffirming CF Holdings’ commitment to the offer to acquire Terra and addressing certain issues raised by Terra in its Schedule 14D-9.  The letter read as follows:

March 9, 2009

Board of Directors

Terra Industries Inc.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa 51102-6000

Attention:      Henry R. Slack, Chairman of the Board

Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

The Board of Directors of CF Industries Holdings, Inc. has rejected the acquisition proposal from Agrium and reaffirmed its intent to continue to pursue a business combination with Terra Industries. Our Board also has determined that CF Industries would be prepared to enter into a negotiated merger agreement with Terra on terms that provide certain value assurances to Terra’s stockholders. Specifically, CF Industries would agree to an exchange ratio based on $27.50 for each Terra share, with an exchange ratio of not less than 0.4129 of a CF Industries share and not more than 0.4539 of a CF Industries share. The $27.50 per share represents an almost 70% premium to Terra’s stock price before we made our offer, while peer group stock performance has been essentially flat since that time. While for Terra’s stockholders these terms provide value assurance and the possibility of a higher exchange ratio than our current offer, they also provide CF Industries’ stockholders with the possibility of a lower exchange ratio if CF Industries’ stock performs as we expect it will. Agrium’s proposal only validates the value and upside potential in the CF Industries stock (and that proposal is itself grossly inadequate).

In Terra’s Schedule 14D-9, you raised the issue of whether, given Agrium’s proposal, CF Industries will be able to obtain the stockholder approval required under NYSE rules to issue CF Industries common stock. While we are confident that the CF Industries stockholders will support a business combination with Terra, we are prepared to address the issue you raised by structuring the transaction so that a vote by the CF Industries stockholders will not be required. We are prepared to enter into a negotiated merger agreement under which we would issue a participating preferred stock that would trade at parity with CF Industries common stock. The terms of the participating preferred stock are set forth on the enclosed Term Sheet. Issuance of the participating preferred stock would not require a vote of the CF Industries stockholders under the NYSE rules.

Terra’s 2009 Annual Meeting is required under its by-laws to be held not later than May 15. We are confident that Terra’s stockholders support a business combination with CF Industries, and will show that support by voting for our slate of directors at the Annual Meeting. Our confidence in the support of Terra’s stockholders is based on our belief that Terra’s stock would be trading very significantly below its current level absent our offer and the expectation of a business combination with CF Industries.

We have been willing to engage in meaningful discussions since we made our offer almost two months ago, and we continue to be willing to engage.

Very truly yours,

Stephen R. Wilson

Chairman, President and Chief Executive Officer

CF Industries Holdings, Inc.

CF INDUSTRIES HOLDINGS, INC.

SERIES T CONVERTIBLE PARTICIPATING PREFERRED STOCK

SUMMARY TERM SHEET

Issuer	CF Industries Holdings, Inc. (“CF Holdings”).

Class of Stock	Preferred Stock, par value $0.01 per share; series designated as “Series T Convertible Participating Preferred Stock” (the “Preferred Stock”).

Transaction

In exchange for all issued and outstanding shares, on a fully-diluted basis, of common stock, without par value, of Terra Industries Inc. (“Terra”), CF Holdings will issue an amount of shares of its common stock, par value $0.01 per share (the “Common Stock”), equal to up to 19.9% of its outstanding shares of Common Stock and shares of the Preferred Stock.

Stockholder Approval

Approval of CF Holdings stockholders will not be required to issue the Common Stock or the Preferred Stock in the Transaction. Stockholder approval will be required for the conversion of the Preferred Stock into Common Stock as described below.

NYSE Listing	The Preferred Stock will be listed on the New York Stock Exchange (the “NYSE”).

Terms of the Preferred Stock

Mandatory Conversion

Upon receipt of the approval of the stockholders of CF Holdings to issue the required number of shares of Common Stock, the Preferred Stock shall be converted, without any further action on the part of holders of the Preferred Stock, on a one-for-one basis into shares of Common Stock.

The Preferred Stock shall not otherwise be convertible into Common Stock.

Dividends

Dividend to be set upon signing of merger agreement so the Preferred Stock trades on fully distributed basis on a parity with the Common Stock (the “Preferred Dividend”). Preferred Dividends cumulate whether or not declared by the board of directors of CF Holdings. The Preferred Dividend shall be paid in cash on a quarterly basis.

Upon the mandatory conversion of Preferred Stock into Common Stock, CF Holdings shall declare and pay in cash (i) any Preferred Dividends on the Preferred Stock that are accrued but unpaid as of the date of such conversion and (ii) an additional amount, if any, such that holders of Preferred Stock, taking into account the payment described in clause (i) and any other previously paid Preferred Dividends, receive a full year of Preferred Dividends.

CF Holdings shall not pay any dividend on any Common Stock or junior preferred stock, unless all accrued and unpaid Preferred Dividends have been paid.

The Preferred Stock shall participate in any dividend or distribution on shares of Common Stock on a share for share basis.

Voting

The affirmative vote of at least two-thirds of the outstanding shares of Preferred Stock, voting separately as a class, is required for (i) any amendment to CF Holdings certificate of incorporation (whether by merger, consolidation, reclassification or otherwise) that materially alters or changes the rights, preferences, and privileges of the Preferred Stock or (ii) the creation or issuance of any series of preferred stock senior to, or at parity with, the Preferred Stock.

If at any time Preferred Dividends shall be in arrears in an amount equal to six (6) quarterly dividends thereof, the size of the board of directors of CF Holdings will be increased by two (2) and the holders of Preferred Stock, voting separately as a class, shall have the right to elect two (2) directors to the board of directors of CF Holdings.

The Preferred Stock shall not have any other voting rights other than as required by applicable law.

Ranking

The Preferred Stock shall be junior to all existing and future debt obligations; and senior to Common stock and each other series of preferred stock of CF Holdings, including CF Holdings’ existing Series A Junior Participating Preferred Stock, except for any series of preferred stock expressly designated as senior to, or at parity with, the Preferred Stock.

Merger or Consolidation

Upon the merger or consolidation of CF Holdings, the Preferred Stock shall receive the same consideration per share as the Common Stock receives in such merger or consolidation. If such merger or consolidation gives the holders of Common Stock the right to choose between types of consideration, holders of Preferred Stock shall receive the weighted average type of consideration selected by the holders of Common Stock.

Liquidation

Upon any liquidation, dissolution or winding up of CF Holdings, the holders of each share of Preferred Stock shall be entitled to be paid the average per share closing price per share of the Common Stock on the NYSE for the ten (10) consecutive trading days immediately prior to the effective time of the merger between Terra and a subsidiary of CF Holdings, plus all accrued but unpaid Preferred Dividends to the date of such liquidation, dissolution or winding up, before any payment is made on any junior preferred stock and shall participate ratably with the Common Stock on a share for share basis thereafter.

The merger or consolidation of CF Holdings into or with any other corporation, or the merger of any other corporation into it, or any purchase or redemption of shares of any class of stock of CF Holdings, shall not be deemed to be a liquidation, dissolution or winding up of CF Holdings.

In addition, on the morning of March 9, 2009, CF Holdings issued a press release regarding its decision to reject the Agrium proposal and reiterating CF Holdings commitment to the offer to acquire Terra.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(B)	CF Holdings press release, dated March 9, 2009 (incorporated by reference to Exhibit 99.1 to CF Holdings Current Report on Form 8-K dated March 9, 2009).
(a)(5)(C)	CF Holdings investor presentation, dated March 9, 2009 (incorporated by reference to CF Holdings Rule 425 filing on March 9, 2009).
(a)(5)(D)	CF Holdings letter to employees, dated March 9, 2009 (incorporated by reference to CF Holdings Rule 425 filing on March 9, 2009).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary

COMPOSITE ACQUISITION CORPORATION

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President and Secretary

Date: March 9, 2009

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal*
(a)(1)(B)	Form of Notice of Guaranteed Delivery*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Offer to Exchange*
(a)(5)(A)	CF Holdings press release, dated February 23, 2009*
(a)(5)(B)	CF Holdings press release, dated March 9, 2009**
(a)(5)(C)	CF Holdings investor presentation, dated March 9, 2009***
(a)(5)(D)	CF Holdings letter to employees, dated March 9, 2009***
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters*

*	Previously filed
**	Incorporated by Reference to the CF Holdings Current Report on Form 8-K dated March 9, 2009
***	Incorporated by Reference to CF Holdings Rule 425 Filing dated March 9, 2009